SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..                           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

       Yes                     No ...X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES $3 BILLION POST WAR UKRAINE GROWTH & INVESTMENT PLAN

UP TO 30 AIRCRAFT AND 10M PASSENGERS P.A. IN UKRAINE

Ryanair, Europe's largest airline, today (Thurs 20th July) held an important meeting in Kyiv, together with Deputy Prime Minister for Restoration of Ukraine and Minister for Infrastructure, Oleksandr Kubrakov, at which it unveiled plans to invest heavily (over $3 billion) to rapidly rebuild Ukraine's aviation industry once the war ends and EASA declares that flying to/from Ukraine is safe again. Ryanair also held meetings today in Kyiv with the Ukraine's main airports, Kyiv, Lviv and Odesa in Boryspil International Airport at the invitation of Oleksiy Dubrevskyy, CEO of Boryspil international Airport.

During the visit, Ryanair's senior management and the airport examined the condition of the airport terminals, baggage claim and passenger check-in and boarding gate areas, control points, aprons, where they saw the excellent state of the airport infrastructure and its operational readiness to resume flights when safe to do so. Ryanair congratulated the efforts of the employees of Boryspil International Airport to save and maintain the operability of the airport's infrastructure facilities during the war.

Michael O'Leary, CEO of the Ryanair Group, was inspired by the dedication of Boryspil Airport employees, who are motivated and comprehensively working for the post-war recovery of air traffic. He emphasized: "Ryanair remains a committed partner in rebuilding and investing in Ukraine aviation. Today we saw that in the most difficult conditions of war, the Boryspil airport team demonstrates its professionalism and is fully ready for the resumption of flights as soon as possible.

Ryanair has committed to returning with low fare flights to/from Ukraine within 8 weeks of the reopening of Ukraine air space. This will see 600 weekly flights being operated by Ryanair aircraft from the main airports of Kyiv, Lviv and Odesa, connecting these cities to over 20 EU capitals. In addition, Ryanair plans to open daily domestic flights between Kyiv, Lviv and Odesa, as soon as those airports are able to handle them.

Ryanair plans in the first 12 months post war to offer over 5 million seats to/from and within Ukraine, and this will build to over 10 million seats over a 5 year period. Ryanair, the Govt of Ukraine, and its main airports, have committed to a rapid rebuild in Ukraine's aviation, and Ryanair will base up to 30 new Boeing 737 MAX aircraft worth over $3 billion at the 3 main Ukraine airports giving Ukrainian citizens and visitors access to Europe's lowest air fares, as Ukraine rebuilds its economy in a post invasion environment,

Speaking in Kyiv today, Ryanair's Michael O'Leary said:

"Ryanair was Ukraine's 2nd largest airline before the unlawful Russian invasion in Feb 2022. Once the skies over Ukraine have reopened for commercial aviation, Ryanair will charge back into Ukraine linking the main Ukraine airports with over 20 EU capitals, and we are working closely with the Ukrainian Govt to rebuild Ukraine's aviation, industry and its economy.

The fastest way to rebuild and restore the Ukrainian economy will be with low fare air travel. Ryanair intends to invest heavily in Ukraine and lead this aviation recovery by investing up to $3billion and basing up to 30 new Boeing MAX aircraft at Ukraine's 3 main airports in Kyiv, Lviv and Odesa. Having previously also served Kharkiv and Kherson airports prior to the invasion, Ryanair will return to serving those airports too, as soon as the infrastructure has been restored.

Ryanair remains committed to rebuilding and investing in Ukraine. We currently employ hundreds of Ukrainian pilots, cabin crew and IT professionals, and we will look to creating thousands of new jobs in aviation for Ukrainian citizens when Ukraine skies reopen. Ukraine is a country of 40 million people, many of whom have been dispersed across Europe over the past year. We look forward to being able to reunite these families using Ryanair low fare services to the main Ukrainian airports as soon as it is safe to do so. Ryanair's low fares services will be critical to the rebuilding and recovery of the Ukrainian economy, and we will invest heavily in partnership with the Ukrainian Govt and Ukraine's main airports as we grow to carry up to 10m passengers p.a. to/from Ukraine once we are allowed to do so by the European and Ukrainian Regulatory Authorities."

Summarizing the results of the meeting, Oleksandr Kubrakov, the Minister of Communities, Territories and Infrastructure Development of Ukraine noted:

"Maintaining the operability of the aviation infrastructure and personnel vocational skills remains vital for us in the conditions of war. Meanwhile, the resumption of flights will be possible as soon as the security situation allows. However, we are already working on solutions and investment plans to enable aircraft to fly up quickly. I am grateful for the leadership in the recovery of our aviation industry, for the specific proposals and decisions of Ryanair, a loyal partner of Ukraine."

Oleksiy Dubrevskyy, CEO of Boryspil Airport said:

"The visit of Ryanair senior management to Boryspil Airport is a powerful signal that the largest airline in Europe sees huge potential in the Ukrainian air transport market. We, meanwhile, are ready to move from strategic planning to specific operational actions when the airspace becomes open and safe for civil aviation. I strongly believe that Boryspil Airport will remain the main air gate for the return of our citizens to Ukraine and will continue to play a leading role in the recovery of the Ukrainian economy."

ENDS

For further information
please contact:                              Press Office
Ryanair DAC
Tel: +353-1-9451799
press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 July, 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary